Filed by Medtronic plc
pursuant to rule 425 under the Securities Act of 1933, as amended
Subject Company: Medtronic plc
Commission File No.: 1-36820

Medtronic Announces Final Results of MiniMed Group, Inc. Exchange Offer

GALWAY, Ireland, October 14, 2026 – Medtronic plc (Medtronic; NYSE: MDT) today announced the final results of its previously announced offer to exchange shares of common stock of MiniMed Group, Inc. (MiniMed; Nasdaq: MMED) for outstanding Medtronic ordinary shares at an exchange ratio determined by a formula described in a registration statement filed by MiniMed on Form S-4 (Reg No. 333-298914). The exchange offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of the day on October 9, 2026.

The exchange offer was oversubscribed, and Medtronic has elected to exchange all of its remaining interest in MiniMed (totaling 252,813,348 shares of MiniMed common stock) for 55,032,401 Medtronic ordinary shares.

Because the exchange offer was oversubscribed, Medtronic will accept only a portion of its ordinary shares that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Shareholders who owned fewer than 100 Medtronic ordinary shares, or an “odd-lot,” and have validly tendered all of their shares will not be subject to proration, in accordance with the terms of the exchange offer. All shares validly tendered by eligible “odd-lot” shareholders will be accepted. The final proration factor of 18.289133% will be applied to all other validly tendered Medtronic ordinary shares to determine the number of such shares that will be accepted. Following the completion of the exchange offer, Medtronic will not retain any of the outstanding shares of MiniMed common stock.

Based on the final count by the exchange agent, Equiniti Trust Company, LLC, the final results of the exchange offer are as follows:

•Total number of Medtronic ordinary shares validly tendered and not validly withdrawn: 297,521,390
•Shares tendered that will be subject to proration: 296,763,500
•“Odd-lot” shares tendered that will not be subject to proration: 757,890
•Total number of Medtronic ordinary shares that will be accepted: 55,032,401

Medtronic ordinary shares tendered but not accepted for exchange will be returned to the tendering shareholders in book-entry form promptly. In addition, the exchange agent will promptly credit newly issued shares of MiniMed common stock in book-entry form to accounts maintained by the MiniMed transfer agent for tendering shareholders whose Medtronic ordinary shares were accepted in the exchange offer. Checks in lieu of fractional shares of MiniMed common stock will be delivered after the exchange agent has aggregated all fractional shares and sold them in the open market.

Goldman Sachs & Co. LLC and BofA Securities, Inc. served as dealer managers for the exchange offer.

About Medtronic
Bold thinking. Bolder actions. We are Medtronic. Medtronic plc, headquartered in Galway, Ireland, is the leading global healthcare technology company that boldly attacks the most challenging health problems facing humanity by searching out and finding solutions. Our Mission — to alleviate pain, restore health, and extend life — unites a global team of 95,000+ passionate people across more than 150 countries. Our technologies and therapies treat 70 health conditions and include cardiac devices, surgical robotics, insulin pumps, surgical tools, patient monitoring systems, and more. Powered by our diverse knowledge, insatiable curiosity, and desire to help all those who need it, we deliver innovative technologies that transform the lives of two people every second, every hour, every day. Expect more from us as we empower insight-driven care, experiences that put people first, and better outcomes for our world. In everything we do, we are engineering the extraordinary.

Cautions Regarding Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties, including risks related to the expected effects on Medtronic and MiniMed of the exchange offer, the anticipated benefits of the exchange offer, Medtronic’s ability to successfully realize the anticipated benefits from the separation (including consummating the transaction on a basis that is generally tax-free to shareholders for U.S. federal income tax purposes), MiniMed’s ability to succeed as an independent publicly traded company, competitive factors, difficulties and delays inherent in the development, manufacturing, marketing and sale of medical products, government regulation, geopolitical conflicts, changing global trade policies, general economic conditions, and other risks and uncertainties described in Medtronic’s and MiniMed’s periodic reports on file with the SEC including their most recent respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. In some cases, you can identify these statements by forward-looking words or expressions, such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking ahead,” “may,” “plan,” “possible,” “potential,” “project,” “should,” “going to,” “will,” and similar words or expressions, the negative or plural of such words or expressions and other comparable terminology. Actual results may differ materially from anticipated results. Medtronic does not undertake to update its forward-looking statements or any of the information contained in this press release, including to reflect future events or circumstances.

Contacts:
Justin Paquette
Public Relations
+1-612-271-7935

Ingrid Goldberg
Investor Relations
+1-763-505-2696